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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)

                            CYBERIAN OUTPOST, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  231914 10 2
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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===============================================================================

  CUSIP NO.  231914 10 2
           -------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Darryl Peck
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    4,811,502 shares (including 185,100 shares held by a
NUMBER OF                 limited partnership of which Mr. Peck is the sole
SHARES                    general partner and 380,280 shares issuable upon
                          options exercisable within 60 days of December 31,
                          1999)
                   -----------------------------------------------------------
                          SHARED VOTING POWER
BENEFICIALLY         6    0

OWNED BY
                   -----------------------------------------------------------
EACH                      SOLE DISPOSITIVE POWER
                     7    4,811,502 shares (including 185,100 shares held by a
REPORTING                 limited partnership of which Mr. Peck is the sole
                          general partner and 380,280 shares issuable upon
                          options exercisable within 60 days of December 31,
                          1999)
                   -----------------------------------------------------------
PERSON WITH               SHARED DISPOSITIVE POWER
                     8    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 4,811,502 shares (including 185,100 shares held by a limited partnership of which Mr. Peck is the sole general partner and 380,280 shares issuable upon options exercisable within 60 days of December 31, 1999)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    20.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 pages
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Item 1(a).   Name of Issuer:
             --------------
             Cyberian Outpost, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             23 North Main Street - P.O. Box 636
             Kent, Connecticut 06757

Item 2(a).   Name of Person Filing:
             ---------------------
             Darryl Peck

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------
             c/o Cyberian Outpost, Inc.
             23 North Main Street - P.O. Box 636
             Kent, Connecticut 06757

Item 2(c).   Citizenship:
             -----------
             USA

Item 2(d).   Title of Class of Securities:
             ----------------------------
             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:
             ------------
             231914 10 2

Item 3.      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
             -----------------------------------------------------------------
             or (c), Check Whether the Person Filing is a:
             --------------------------------------------

     (a)     [_]  Broker or dealer registered under section 15 of the
                  Exchange Act.

     (b)     [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)     [_]  Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)     [_]  Investment company registered under Section 8 of the
                  Investment Company Act.

                               Page 3 of 6 pages
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     (e)  [ ]   An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E).

     (f)  [ ]   An employee benefit plan or endowment fund in accordance
                with Rule 13d-1(b)(1)(ii)(F).

     (g)  [ ]   A parent holding company or control person in accordance
                with Rule 13d-1(b)(1)(ii)(G).

     (h)  [ ]   A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act.

     (i)  [ ]   A church plan that is excluded from the definition of an
                investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership
          ---------

     (a)  Amount beneficially owned:     4,811,502 shares (including 185,100
shares held by a limited partnership of which Mr. Peck is the sole general partner and 380,280 shares issuable upon options exercisable within 60 days of December 31, 1999)

     (b)  Percent of class:   20.0%

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 4,811,502 shares (including 185,100 shares held by a limited partnership of which Mr. Peck is the sole general partner and 380,280 shares issuable upon options exercisable within 60 days of December 31, 1999)

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of:
4,811,502 shares (including 185,100 shares held by a limited partnership of which Mr. Peck is the sole general partner and 380,280 shares issuable upon options exercisable within 60 days of December 31, 1999)

          (iv) shared power to dispose or to direct the disposition of:    0


                               Page 4 of 6 pages

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Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------
          Not Applicable


Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company
          --------------------------------------------------------
          Not Applicable


Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------
          Not Applicable


Item 9.   Notice of Dissolution of Group
          ------------------------------
          Not Applicable


Item 10.  Certification
          -------------
          Not Applicable


                               Page 5 of 6 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 2000            /s/ Darryl Peck
                                    ---------------
                                    Darryl Peck


                              Page 6 of 6 pages